EXHIBIT 3.2
AMENDMENT TO BYLAWS
COMPUWARE CORPORATION
March 28, 2014

The Bylaws of Compuware Corporation, as currently in effect, are hereby amended as set forth below.

1.         Section 5.05 is hereby amended and restated in its entirety as follows:

Section 5.05. CHAIRMAN OF THE BOARD. The Chairman of the Board shall be elected by and from the members of the Board of Directors. Unless otherwise determined by the Board pursuant to Section 1.09, the Chairman shall preside at all meetings of the shareholders and the Board of Directors. ~~The Chairman shall be the chief executive officer of the Corporation and shall, in general, supervise and manage the business affairs of the Corporation. Except where, by law, the signature of the President is required, the Chairman shall possess all requisite power to sign all certificates, contracts, and other instruments of the Corporation which may be authorized by the Board of Directors~~. The Chairman shall ~~further~~ possess such other powers and perform such other duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

2.         Paragraph (a) of Section 6.06 is hereby amended and restated in its entirety as follows:

(a) Except as provided in Section 6.06(b) of these Bylaws or otherwise ordered by a court, a~~A~~ny indemnification under Sections 6.01 or 6.02 of these Bylaws ~~(unless ordered by a court)~~ shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct ~~set forth in Sections 6.01 or 6.02, whichever is~~ provided by applicable law, and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. The determination and evaluation shall be made in any of the following ways:

3.         Section 6.09 is hereby amended and restated in its entirety as follows:

Section 6.09. EXPENSE ADVANCE. The Corporation may pay or reimburse the reasonable expenses incurred by a person referred to in Sections 6.01 or 6.02 of these Bylaws who is a party or threatened to be made a party to an action, suit, or proceeding in advance of final disposition of the proceeding if the person furnishes the Corporation a written undertaking executed personally to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required by the MBCA for the indemnification of the person under the circumstances. Such undertaking shall be an unlimited general obligation of the person on whose behalf advances are made but need not be secured and may be accepted without reference to the financial ability of the person to make repayment. An evaluation of reasonableness under this Section 6.09 shall be made in the manner specified in Section 6.06 for an evaluation of reasonableness of expenses, and an authorization shall be made in the manner specified in Section 6.07 unless the advance is mandatory. The Corporation may make an authorization of advances with respect to a proceeding and a determination of reasonableness of advances or selection of a method for determining reasonableness in a single action or resolution covering an entire proceeding.  However, unless the action or resolution provides otherwise, the authorizing or determining authority may subsequently terminate or amend the authorization or determination with respect to advances not yet made.  A provision in the Articles of Incorporation, these Bylaws, a resolution by the Board or the shareholders, or an agreement making indemnification mandatory shall also make advancement of expenses mandatory unless the provision specifically provides otherwise.

4.         Article X is hereby deleted in its entirety.